                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer
                   Pursuant to Rule 13a - 16 or 15d - 16 of
                     the Securities Exchange Act of 1934

                           For the month of May, 2000

                          Intertape Polymer Group Inc.

            110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

              [Indicate by check mark whether the registrant files or
            will file annual reports under over Form 20-F or Form 40-F.

                       Form 20-F  X           Form 40-F
                                 ---                    ---

                  [Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is also
            thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                   No   X
                                 ---                   ---

                  [If "Yes" is marked, indicate below the file number
             assigned to the registrant in connection with Rule 12g3-2(b):

82-
   -------

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

May 19,2000                        By:  /s/ Andrew M. Archibald
                                      ----------------------------------
                                            Andrew M. Archibald C.A.
                                            Chief Financial Officer, Secretary,
                                            Treasurer, & Vice President
                                            Administration

INTERTAPE POLYMER GROUP INC.
2000 FIRST QUARTERLY REPORT

MESSAGE TO SHAREHOLDERS

Dear Shareholders,

In the fourth quarter of 1999, IPG experienced Management Information System
(MIS) difficulties, which impacted customer service, warehousing and some aspects of order fulfillment. These problems are now corrected. I am confident in the accuracy of unit-of measure and pricing, and therefore the validity of IPG's inventory valuations and accounts receivable.

I am pleased that the Company produced record-breaking revenue performance during the first quarter 2000 despite these challenging conditions. Sales increased to $169.3 million which is a 39.3% increase over the same period last year. Internal growth was 13-15%, which is a true indication of the strength of both IPG's product line and its improving customer communications. Our recently consolidated Customer Service Centers have become significantly more client-friendly, providing prompt and accurate answers. Continued training programs and improved procedures should assist us in reaching even better performance levels during the second quarter.

Gross margins were below IPG's historic levels, which was the result of difficulties in output and material usage experienced at the former Anchor facility in Columbia, South Carolina. To correct the situation, we have implemented aggressive training, process and mechanical improvement programs. Operating margins will further expand, when we realize synergistic savings from the Central Products Company (Central) and Spinnaker Electrical Tape Company (SETco) acquisitions. With the combination of these, we expect to gradually approach our historic gross margins later this year.

During the quarter, Intertape began a rollout of technically advanced new products, which are beginning to be successfully commercialized. Of particular note was the introduction in March of Exlfilmplus-TM- LTF, a new soft shrink film. This film, along with the recent introduction of Exlfilmplus-TM- LTG, a unique light gauge shrink film, has positioned our brand as the leading high-performance shrink product. Additionally, we launched StretchFlex-TM- 5L, a new line of 5-Layer stretch films which has enabled IPG to substantially lower our manufacturing costs, dramatically improve performance, increase value to our customers and improve profitability.

Continuing technological advancements in our Nova-Thene-Registered Trademark-products have allowed the Company to make additional inroads as an alternative to PVC in the fabric market. These recently patented products provide superior performance, lighter weight and a lower end-user cost. The introduction of these products has been well received to date and we anticipate increased sales as the product launch moves forward. Also introduced, were a variety of new pressure-sensitive tapes with emphasis on Performance Products-TM-, which the Company has developed for specific customer applications. These niche products have high gross margins and will enhance IPG's bottom line.

New products, along with new technology developments and new processes, remain the focus of our R&D efforts. We remain dedicated to ongoing R&D programs which will result in additional organic growth.

In the first quarter, Intertape also completed the sale of its interest in IFCO, LLC which I feel was a timely divestiture. Approximately $40.0 million has been received to date and has been used to reduce the use of IPG's revolving credit facilities. This transaction has generated a pre-tax gain of $5.5 million in this quarter.

After the purchase of Central and SETco, the Company initiated a fresh look at its Supply Chain strategy. We have engaged the premier consultants in this arena to manage the process and guide the Company to reduce our costs, formulate a strategy, train personnel, eliminate inefficiencies and further enhance the ability to service our customers. Due to the complexity of this analysis, we anticipate a slight delay in the implementation of two regional distribution centers until the end of this year, and the additional centers operating by the middle of 2001.

Due to the effort in correcting the fourth quarters' unit-of-measure and selling prices inaccuracies, the reduction in days outstanding of accounts receivable was not obtained. I do expect improvements during the next quarter as IPG continues to focus on several key areas to improve efficiencies and enhance our bottom line. First, our selling prices have increased in most cases, keeping pace as raw material costs continue to escalate. Additionally, our finished goods inventory was reduced by over 12% during the period due to the improvements in our MIS systems and controls.

The results of the first quarter confirm our belief that our markets are growing... our technology and products are first-class and we are poised to take advantage of our expertise and unique market position. While continuing to take advantage of growth opportunities, we remain committed to reducing costs in every aspect of the Company's operations.

Melbourne F. Yull
Chairman and Chief Executive Officer
May 3, 2000

CONSOLIDATED EARNINGS

In thousands of U.S. dollars, except per share amounts.
(Unaudited) / Using Canadian GAAP

---------------------------------------------------------------------------------
For the three months ended March 31,                            2000       1999
---------------------------------------------------------------------------------

SALES                                                         $169,358   $121,471
Cost of sales                                                  131,117     86,593
---------------------------------------------------------------------------------
GROSS PROFIT                                                  $ 38,241   $ 34,878
---------------------------------------------------------------------------------
Selling, general and administrative expenses                    20,032     16,098
Research and development                                         1,325       ,813
Amortization of goodwill                                         1,550      1,224
Financial expenses                                               5,995      5,249
Gain on sale of interest in joint venture                       (5,500)        --
---------------------------------------------------------------------------------
                                                              $ 23,402   $ 23,384
---------------------------------------------------------------------------------
Earnings before income taxes                                    14,839     11,494
Income taxes                                                     4,155      3,333
---------------------------------------------------------------------------------
NET EARNINGS FOR THE PERIOD                                   $ 10,684   $  8,161
---------------------------------------------------------------------------------
Retained earnings -- beginning of period                        88,422     88,318
Premium on purchase for cancellation of common shares             (114)
Dividend                                                            --     (2,993)
---------------------------------------------------------------------------------
RETAINED EARNINGS -- END OF PERIOD                            $ 98,992   $ 93,486
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
Earnings Per Share                                                2000       1999
---------------------------------------------------------------------------------
Cdn GAAP -- Basic -- US$                                      $   0.38   $   0.32
Cdn GAAP -- Fully diluted -- US$                              $   0.36   $   0.30
U.S. GAAP -- Basic -- US$                                     $   0.38   $   0.32
U.S. GAAP -- Fully diluted -- US$                             $   0.37   $   0.30
---------------------------------------------------------------------------------
Cdn GAAP -- Basic -- CDN$                                     $   0.55   $   0.48
Cdn GAAP -- Fully diluted -- CDN$                             $   0.52   $   0.45
---------------------------------------------------------------------------------
Earnings Per Share                                                2000       1999
---------------------------------------------------------------------------------
Earnings Before Interest and Taxes (EBIT)                     $   0.74   $   0.65
Earnings Before Interest, Taxes, Depreciation and
  Amortization (EBITDA)                                       $   1.00   $   0.93
---------------------------------------------------------------------------------

This release contains statements that are forward-looking within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results or forward-looking statements. Those risks and uncertainties include, but are not limited to:

    - risks associated with pricing, volume and continued strength of markets where the Company's products are sold, and the timing and acceptance of new product offerings.

    - actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

    - the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

    - the effect of competition and raw material pricing on the Company's ability to maintain margins on existing or acquired operations.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

FIRST QUARTER HIGHLIGHTS

Sales
In millions of US $
19.1                   20.1      25.3      35.7      36.7      53.3      80.4      121.5     169.3     3 months ended March
1992                   1993      1994      1995      1996      1997      1998      1999      2000

Gross Profit
In millions of US $
4.7                    5.6       6.9       10.1      11.7      14.1      22.8      34.9      38.2      3 months ended March
1992                   1993      1994      1995      1996      1997      1998      1999      2000

Gross Margin
As a percentage of sales
24.7%                  27.8%     27.4%     28.1%     31.8%     26.5%     28.3%     28.7%     22.6%     3 months ended March
1992                   1993      1994      1995      1996      1997      1998      1999      2000

Net Earnings (CDN GAAP)
In millions of US $
0.5                    1.3       1.6       3.1       4.2       4.6       6.4       8.2       10.7      3 months ended March
1992                   1993      1994      1995      1996      1997      1998      1999      2000

Earnings per share (CDN GAAP)
In US dollars
0.03                   0.07      0.08      0.16      0.18      0.19      0.26      0.32      0.38      3 months ended March
1992                   1993      1994      1995      1996      1997      1998      1999      2000

Book value per share
In US dollars
3.16                   2.89      3.20      3.71      5.48      6.35      6.66      9.85      10.34     For the period ending March
1992                   1993      1994      1995      1996      1997      1998      1999      2000

CONSOLIDATED CASH FLOWS

In thousands of U.S. dollars.
(Unaudited) / Using Canadian GAAP

---------------------------------------------------------------------------------
For the three months ended March 31,                            2000       1999
---------------------------------------------------------------------------------

OPERATING ACTIVITIES

Net earnings for the period                                   $ 10,684   $  8,161
Non-cash items
  Depreciation and amortization                                  7,515      7,268
  Deferred income taxes                                          3,070         --
  Write-off of capital assets                                    1,600         --

Cash from operations before funding of changes in non-cash
  working capital items                                         22,869     15,429
Changes in non-cash working capital items                      (18,093)     6,270
---------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                          $  4,776   $ 21,699
---------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net change in bank indebtedness                                (21,558)   (23,353)
Repayment of long-term debt                                       (837)   (34,384)
Issue of common shares                                              82     77,434
Common shares purchased for cancellation                          (254)        --
Dividend paid                                                       --     (2,993)
---------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES                          $(22,567)  $ 16,704
---------------------------------------------------------------------------------

INVESTING ACTIVITIES
Capital assets                                                  (7,870)   (15,447)
Proceeds on sale of capital assets                               4,254         --
Other assets                                                    21,138     (5,343)
---------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES                          $ 17,522   $(20,790)
---------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH DURING THE PERIOD                     (269)    17,613
Effect of foreign currency translation adjustments                 269       (946)
Cash, beginning of period                                           --         --
---------------------------------------------------------------------------------
CASH POSITION, END OF PERIOD                                  $     --   $ 16,667
---------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

In thousands of U.S. dollars.
(Unaudited) / Using Canadian GAAP

-----------------------------------------------------------------------------------------
As at March 31,                                                  2000           1999
-----------------------------------------------------------------------------------------

ASSETS
Current assets
  Cash & short-term investments, at cost                      $        --    $    16,667
  Receivable                                                      108,888         73,102
  Other receivable                                                 11,767         11,275
  Inventories                                                      86,300         71,643
  Parts & Supplies                                                  9,100          7,624
  Prepaids                                                          5,705          4,129
  Future income tax assets                                         11,349          7,896
-----------------------------------------------------------------------------------------
                                                                  233,109        192,336

Fixed assets                                                      348,089        268,197
Other, at amortized cost                                           10,353         25,751
Goodwill, at amortized cost                                       216,279        172,838
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                  $   807,830    $   659,122
-----------------------------------------------------------------------------------------
LIABILITIES
Current liabilities
  Bank indebtedness                                           $    32,308        100,000
  Accounts payable and accrued liabilities                         90,338         68,816
  Installments on long-term debt                                    2,075          2,021
-----------------------------------------------------------------------------------------
                                                                  124,722        170,837

Long-term debt                                                    335,180        173,148
Other liabilities                                                  14,487         26,017
Future income tax liabilities                                      40,764         10,096
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                             $   515,152    $   380,098
-----------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
  Capital Stock                                               $   185,039        182,328
  Retained earnings                                                98,992         93,486
  Accumulated foreign currency translation                          8,647          3,210
-----------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                    $   292,678    $   279,024
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $   807,830    $   659,122
-----------------------------------------------------------------------------------------

COMMON SHARES
-----------------------------------------------------------------------------------------
                                                                 3 MONTHS       3 Months
                                                                    ENDED          Ended
                                                                MARCH 31,          March
Average number of shares outstanding                                 2000        31,1999
-----------------------------------------------------------------------------------------
Canadian GAAP -- Basic                                         28,300,781     25,836,000

Canadian GAAP -- Fully diluted                                 30,962,000     28,167,000

U.S. GAAP -- Basic                                             28,300,781     25,836,000

U.S. GAAP -- Fully diluted                                     28,879,770     26,769,000
-----------------------------------------------------------------------------------------


INFORMATION REQUEST FORM

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Please fax a copy of this page to:
     The Secretary-Treasurer
     Intertape Polymer Group Inc.
     (514) 731-5477

or write to us at:
     110E Montee de Liesse, Montreal,
     Quebec, Canada H4T 1N4

or contact us via the internet:
     Web:    www.intertapepolymer.com
             ------------------------
     E-mail: itp$info@intertapeipg.com